DIGINEX LIMITED

1206-1209, Three Pacific Place

1 Queen’s Road East

Hong Kong

June 21, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Diginex Limited
Registration Statement on Form F-1
File No. 333-256814
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Diginex Limited (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form F-1, originally filed by the Company on June 4, 2021 and subsequently amended by pre-effective Amendment No. 1 to the Registration Statement filed by the Company on June 21, 2021 (together, the “Registration Statement”), be accelerated to 4:00 p.m., Eastern Time, on June 23, 2021, or as soon as practicable thereafter.

There are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone call to its counsel Julia A. Thompson at (202) 637-1073, followed by written confirmation to the addresses listed on the cover page of the Registration Statement. Thank you for your attention to this matter.

Very truly yours,

DIGINEX LIMITED

/s/ Richard Anthony Byworth
Richard Anthony Byworth
Chief Executive Officer

cc:	Tracy Edmonson
Latham & Watkins LLP

Julia A. Thompson
Latham & Watkins LLP

R. Charles Cassidy III
Latham & Watkins LLP